FORM 4 ____Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* DANFORTH, JACQUELINE RAE (Last) (First) (Middle) 1530-9TH AVENUE S.E. (Street) CALGARY ALBERTA T2G 0T7 (City) (Province) (Postal Code)	2. Issuer Name and Ticker or Trading Symbol FACT CORPORATION "FCTTA"	6. Relationship of Reporting Person(s) to Issuer (Check all Applicable) ___X___Director ______10% Owner ___X___Officer ______Other (Give Title Below) (Specify Below) PRESIDENT, SECRETARY, TREASURER
3. I.R.S. Identification Number of Reporting Person, If an entity (Voluntary) N/A	4. Statement for Month/Day/Year	7. Individual or Joint/Group Reporting (Check Applicable Line) ___X___Form Filed by One Reporting Person ______Form Filed by More than One Reporting Person
5. If Amendment, Date of Original (Month/Day/Year) MARCH 14, 2003
TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A Deemed Execution Date (Month/Day/Year)	3. Trans-action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	Amount	(A) or (D)	Price
1,000	D
Common Stock	309,167	I	These shares are owned by Argonaut Management Group Inc. of which Ms. Danforth is the sole owner.
TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Con-version or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day /Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (Month/Day/ Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 5)	9. Number of Deriv-ative Securities Benefi-cially Owned Following Reported Trans-actions (Instr. 4)	10. Owner-ship Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner-ship (Instr. 4)
Code	V	(A)	(D)	Date Exer-cisable	Expi-ration Date	Title	Amount or Number of Shares

Explanation of Responses:

The purchase of 15,000 shares on March 14, 2003 reported on Form 4 filed on March 17, 2003 was rejected by the reporting person's retirement account and her brokerage firm cancelled the transaction.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

/s/ Jacqueline Rae Danforth **Signature of Reporting Person	March 25, 2003 Date